FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Three months ended June 30, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 26, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Financial Summary For the Three Months Ended June 30, 2018 (U.S. GAAP)

Date:	July 26, 2018
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago
Executive Director, Head of Investor Relations, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	(Millions of yen, except per share data)

	For the three months ended June 30
	2017		2018
		% Change from June 30, 2016		% Change from June 30, 2017
Total revenue	467,926	11.8%	430,985	(7.9%	)
Net revenue	360,823	6.6%	271,997	(24.6%	)
Income before income taxes	77,443	23.4%	13,643	(82.4%	)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	56,856	21.4%	5,223	(90.8%	)
Comprehensive income	56,022	—%	44,271	(21.0%	)
Basic-Net income attributable to NHI shareholders per share (Yen)	16.07		1.54
Diluted-Net income attributable to NHI shareholders per share (Yen)	15.77		1.50
Return on shareholders’ equity-annualized	8.1%		0.8%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)

	At March 31	At June 30
	2018	2018
Total assets	40,343,947	42,828,467
Total equity	2,799,824	2,845,199
Total NHI shareholders’ equity	2,749,320	2,797,225
Total NHI shareholders’ equity as a percentage of total assets	6.8%	6.5%
Total NHI shareholders’ equity per share (Yen)	810.31	822.88

2. Cash Dividends

	(Yen amounts)

	For the year ended March 31
	2018	2019	2019 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	9.00	—	Unconfirmed
At December 31	—	—	—
At March 31	11.00	—	Unconfirmed
For the year	20.00	—	Unconfirmed

Note: Nomura plans to forgo dividend distribution for Q3 of fiscal year 2019. Fiscal year 2019 Q2 and Q4 dividends are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2019”.

3. Earnings Forecasts for the year ending March 31, 2019

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards : Yes
b)	Changes in accounting policies due to other than a) : Yes

(4) Number of shares issued (common stock)

	At March 31	At June 30
	2018	2018
Number of shares outstanding (including treasury stock)	3,643,562,601	3,643,562,601
Number of treasury stock	250,625,115	244,257,783

	For the three months ended June 30
	2017	2018
Average number of shares outstanding (year-to-date)	3,538,529,057	3,396,240,538

*This financial summary is not subject to certified public accountant’s or audit firm’s quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Notes to the Summary Information	P. 5

(1) Changes in Accounting Policies	P. 5

3. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

4. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2017 (A)	June 30, 2018 (B)
Net revenue	360.8	272.0	(24.6)
Non-interest expenses	283.4	258.4	(8.8)

Income (loss) before income taxes	77.4	13.6	(82.4)
Income tax expense	19.4	6.9	(64.3)

Net income (loss)	58.0	6.7	(88.4)

Less: Net income (loss) attributable to noncontrolling interests	1.2	1.5	26.1

Net income (loss) attributable to NHI shareholders	56.9	5.2	(90.8)

Return on shareholders’ equity-annualized	8.1%	0.8%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 272.0 billion yen for the three months ended June 30, 2018, a decrease of 24.6% from the same period in the prior year. Non-interest expenses decreased by 8.8% from the same period in the prior year to 258.4 billion yen. Income before income taxes was 13.6 billion yen and net income attributable to NHI shareholders was 5.2 billion yen for the three months ended June 30, 2018.

Segment Information

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2017 (A)	June 30, 2018 (B)
Net revenue	360.8	270.0	(25.2)
Non-interest expenses	283.4	258.4	(8.8)

Income (loss) before income taxes	77.4	11.6	(85.0)

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the three months ended June 30, 2018 was 270.0 billion yen, a decrease of 25.2% from the same period in the prior year. Non-interest expenses decreased by 8.8% from the same period in the prior year to 258.4 billion yen. Income before income taxes was 11.6 billion yen for the three months ended June 30, 2018. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2017 (A)	June 30, 2018 (B)
Net revenue	101.7	92.8	(8.7)
Non-interest expenses	76.8	72.9	(5.1)

Income (loss) before income taxes	24.9	19.9	(20.0)

Net revenue decreased by 8.7% from the same period in the prior year to 92.8 billion yen, primarily due to a decrease in commissions received from distribution of investment trusts and brokerage. Non-interest expense decreased by 5.1% to 72.9 billion yen. As a result, income before income taxes decreased by 20.0% to 19.9 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2017 (A)	June 30, 2018 (B)
Net revenue	28.1	26.1	(7.1)
Non-interest expenses	14.5	15.8	8.8

Income (loss) before income taxes	13.6	10.3	(24.2)

Net revenue decreased by 7.1% from the same period in the prior year to 26.1 billion yen. Non-interest expense increased by 8.8% to 15.8 billion yen. As a result, income before income taxes decreased by 24.2% to 10.3 billion yen. Assets under management were 50.8 trillion yen as of June 30, 2018.

Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2017 (A)	June 30, 2018 (B)
Net revenue	179.3	137.3	(23.4)
Non-interest expenses	154.0	144.7	(6.0)

Income (loss) before income taxes	25.4	(7.4)	—

Net revenue decreased by 23.4% from the same period in the prior year to 137.3 billion yen. Non-interest expense decreased by 6.0% to 144.7 billion yen. As a result, loss before income taxes was 7.4 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2017 (A)	June 30, 2018 (B)
Net revenue	51.7	13.7	(73.4)
Non-interest expenses	38.1	24.9	(34.6)

Income (loss) before income taxes	13.6	(11.2)	—

Net revenue was 13.7 billion yen. Loss before income taxes was 11.2 billion yen.

(2)	Consolidated Financial Position

Total assets as of June 30, 2018 were 42,828.5 billion yen, an increase of 2,484.5 billion yen compared to March 31, 2018, mainly due to the increase in Trading assets and Securities purchased under agreements to resell. Total liabilities as of June 30, 2018 were 39,983.3 billion yen, an increase of 2,439.1 billion yen compared to March 31, 2018, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of June 30, 2018 was 2,845.2 billion yen, an increase of 45.4 billion yen compared to March 31, 2018.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Notes to the Summary Information

(1)	Changes in Accounting Policies

Revenue recognition

On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 “Revenue from Contracts with Customers” and replaced existing revenue recognition guidance with a new prescriptive model. As a result of this adoption based on the modified retrospective application, the beginning balance of Retained earnings has been adjusted.

Changes of offsetting of derivatives

Nomura collects and remits cash margin between its clients and central clearing houses in its execution and clearing services of exchange-traded derivative transactions. Cash margin collected from clients and remitted to central clearing houses was reflected on Nomura’s consolidated balance sheets. However, with effect from April 1, 2018, revisiting nature of the transactions, Nomura has revised its accounting policy for when such balances are recognized on Nomura’s consolidated group balance sheet and as a result, certain cash margin amounts held on behalf of clients as well as an equivalent amount reflecting the obligation to return such amounts to clients are no longer recognized on the balance sheet if certain criteria are met. Nomura has restated previously reported amounts of Receivables from other than customers decreased by 237.0 billion yen and Payables to other than customers decreased by 237.0 billion yen, respectively, to conform to the current presentation.

Daily variation margin for certain derivative transactions traded in Japan was reflected on Nomura’s consolidated balance sheets. However, from April 1, 2018, Nomura changed its accounting policy as a result of amendment of the rules of a specific central clearing house and daily variation margin is now off-balanced. Nomura has restated previously report amounts of Trading assets decreased by 4.9 billion yen, Receivables from other than customers decreased by 5.5 billion yen and Trading liabilities decreased by 10.4 billion yen respectively to conform to the current presentation.

3.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2018) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2018) for the year ended March 31, 2018.

(1)	Consolidated Balance Sheets

	Millions of yen
	March 31, 2018	June 30, 2018	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	2,354,639	2,463,050	108,411
Time deposits	315,445	283,608	(31,837)
Deposits with stock exchanges and other segregated cash	288,962	313,141	24,179

Total cash and cash deposits	2,959,046	3,059,799	100,753

Loans and receivables:
Loans receivable	2,462,503	2,326,461	(136,042)
Receivables from customers	442,343	562,382	120,039
Receivables from other than customers	973,867	593,551	(380,316)
Allowance for doubtful accounts	(3,514)	(3,719)	(205)

Total loans and receivables	3,875,199	3,478,675	(396,524)

Collateralized agreements:
Securities purchased under agreements to resell	9,853,898	13,097,791	3,243,893
Securities borrowed	6,383,845	4,299,985	(2,083,860)

Total collateralized agreements	16,237,743	17,397,776	1,160,033

Trading assets and private equity investments:
Trading assets*	14,962,690	16,579,439	1,616,749
Private equity investments	17,466	16,607	(859)

Total trading assets and private equity investments	14,980,156	16,596,046	1,615,890

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥397,834 million as of March 31, 2018 and ¥412,793 million as of June 30, 2018)	338,984	337,683	(1,301)
Non-trading debt securities*	485,891	474,422	(11,469)
Investments in equity securities*	150,760	152,969	2,209
Investments in and advances to affiliated companies*	408,034	412,360	4,326
Other	908,134	918,737	10,603

Total other assets	2,291,803	2,296,171	4,368

Total assets	40,343,947	42,828,467	2,484,520

*	Including securities pledged as collateral

Millions of yen
March 31, 2018	June 30, 2018	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	743,497	1,029,404	285,907
Payables and deposits:
Payables to customers	1,176,773	1,266,237	89,464
Payables to other than customers	1,239,540	1,724,750	485,210
Deposits received at banks	1,151,342	1,147,823	(3,519)

Total payables and deposits	3,567,655	4,138,810	571,155

Collateralized financing:
Securities sold under agreements to repurchase	14,759,010	16,624,743	1,865,733
Securities loaned	1,524,363	1,415,907	(108,456)
Other secured borrowings	413,621	419,162	5,541

Total collateralized financing	16,696,994	18,459,812	1,762,818

Trading liabilities	8,202,936	8,246,226	43,290
Other liabilities	950,534	779,688	(170,846)
Long-term borrowings	7,382,507	7,329,328	(53,179)

Total liabilities	37,544,123	39,983,268	2,439,145

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,643,562,601 shares as of March 31, 2018 and 3,643,562,601 shares as of June 30, 2018
Outstanding	-	3,392,937,486 shares as of March 31, 2018 and 3,399,304,818 shares as of June 30, 2018	594,493	594,493	—
Additional paid-in capital	675,280	676,312	1,032
Retained earnings	1,696,890	1,703,081	6,191
Accumulated other comprehensive income (loss)	(59,356)	(22,547)	36,809

Total NHI shareholders’ equity before treasury stock	2,907,307	2,951,339	44,032
Common stock held in treasury, at cost -
250,625,115 shares as of March 31, 2018 and
244,257,783 shares as of June 30, 2018	(157,987)	(154,114)	3,873

Total NHI shareholders’ equity	2,749,320	2,797,225	47,905

Noncontrolling interests	50,504	47,974	(2,530)

Total equity	2,799,824	2,845,199	45,375

Total liabilities and equity	40,343,947	42,828,467	2,484,520

(2)	Consolidated Statements of Income

	Millions of yen		% Change
	For the three months ended
	June 30, 2017(A)	June 30, 2018(B)	(B-A)/(A)
Revenue:
Commissions	90,968	79,456	(12.7)
Fees from investment banking	22,707	23,959	5.5
Asset management and portfolio service fees	58,343	62,981	7.9
Net gain on trading	120,467	71,887	(40.3)
Gain on private equity investments	359	553	54.0
Interest and dividends	134,392	169,590	26.2
Gain on investments in equity securities	62	2,092	—
Other	40,628	20,467	(49.6)

Total revenue	467,926	430,985	(7.9)
Interest expense	107,103	158,988	48.4

Net revenue	360,823	271,997	(24.6)

Non-interest expenses:
Compensation and benefits	136,249	127,700	(6.3)
Commissions and floor brokerage	23,775	20,935	(11.9)
Information processing and communications	44,569	40,961	(8.1)
Occupancy and related depreciation	17,056	16,376	(4.0)
Business development expenses	8,409	8,896	5.8
Other	53,322	43,486	(18.4)

Total non-interest expenses	283,380	258,354	(8.8)

Income before income taxes	77,443	13,643	(82.4)
Income tax expense	19,405	6,930	(64.3)

Net income	58,038	6,713	(88.4)

Less: Net income attributable to noncontrolling interests	1,182	1,490	26.1

Net income attributable to NHI shareholders	56,856	5,223	(90.8)

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	16.07	1.54	(90.4)

Diluted-
Net income attributable to NHI shareholders per share	15.77	1.50	(90.5)

(3)	Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2017(A)	June 30, 2018(B)
Net income	58,038	6,713	(88.4)
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	3,086	32,356	948.5
Deferred income taxes	(321)	252	—

Total	2,765	32,608	—

Defined benefit pension plans:
Pension liability adjustment	(1,709)	1,046	—
Deferred income taxes	103	(326)	—

Total	(1,606)	720	—

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	2,165	—	(100.0)
Deferred income taxes	(474)	—	—

Total	1,691	—	(100.0)

Own Credit Adjustments:
Own Credit Adjustments:	(6,077)	5,252	—
Deferred income taxes	1,211	(1,022)	—

Total	(4,866)	4,230	—

Total other comprehensive income (loss)	(2,016)	37,558	—

Comprehensive income	56,022	44,271	(21.0)
Less: Comprehensive income attributable to noncontrolling interests	1,730	2,239	29.4

Comprehensive income attributable to NHI shareholders	54,292	42,032	(22.6)

(4)	Note with respect to the Assumption as a Going Concern

Not applicable.

(5)	Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2017 (A)	June 30, 2018 (B)
Net revenue

Business segment information:
Retail	101,684	92,833	(8.7)
Asset Management	28,097	26,089	(7.1)
Wholesale	179,316	137,290	(23.4)

Subtotal	309,097	256,212	(17.1)
Other	51,707	13,738	(73.4)

Net revenue	360,804	269,950	(25.2)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	19	2,047	—

Net revenue	360,823	271,997	(24.6)

Non-interest expenses

Business segment information:
Retail	76,792	72,909	(5.1)
Asset Management	14,527	15,806	8.8
Wholesale	153,963	144,714	(6.0)

Subtotal	245,282	233,429	(4.8)
Other	38,098	24,925	(34.6)

Non-interest expenses	283,380	258,354	(8.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	283,380	258,354	(8.8)

Income (loss) before income taxes

Business segment information:
Retail	24,892	19,924	(20.0)
Asset Management	13,570	10,283	(24.2)
Wholesale	25,353	(7,424)	—

Subtotal	63,815	22,783	(64.3)
Other*	13,609	(11,187)	—

Income (loss) before income taxes	77,424	11,596	(85.0)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	19	2,047	—

Income (loss) before income taxes	77,443	13,643	(82.4)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the three months ended
	June 30, 2017 (A)	June 30, 2018 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(654)	(13,807)	—
Realized gain (loss) on investments in equity securities held for operating purposes	43	45	4.7
Equity in earnings of affiliates	7,022	6,619	(5.7)
Corporate items	154	(2,482)	—
Other	7,044	(1,562)	—

Total	13,609	(11,187)	—

(6)	Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the three months ended June 30, 2018
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	675,280
Stock-based compensation awards	1,032

Balance at end of period	676,312

Retained earnings
Balance at beginning of year	1,696,890
Cumulative effect of change in accounting principle(1)	1,564
Net income attributable to NHI shareholders	5,223
Gain (loss) on sales of treasury stock	(596)

Balance at end of period	1,703,081

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(15,596)
Net change during the period	31,859

Balance at end of period	16,263

Defined benefit pension plans
Balance at beginning of year	(47,837)
Pension liability adjustment	720

Balance at end of period	(47,117)

Own credit adjustments
Balance at beginning of year	4,077
Own credit adjustments	4,230

Balance at end of period	8,307

Balance at end of period	(22,547)

Common stock held in treasury
Balance at beginning of year	(157,987)
Repurchases of common stock	(2)
Sale of common stock	0
Common stock issued to employees	3,875

Balance at end of period	(154,114)

Total NHI shareholders’ equity

Balance at end of period	2,797,225

Noncontrolling interests
Balance at beginning of year	50,504
Net change during the period	(2,530)

Balance at end of period	47,974

Total equity

Balance at end of period	2,845,199

(1)	In relation to Cumulative effect of change in accounting principle, please refer to section “2. Notes to the Summary Information (1) Changes in Accounting Policies.”

4.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2018
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018(A)	June 30, 2018(B)
Revenue:
Commissions	90,968	85,324	101,655	95,366	79,456	(16.7)	373,313
Fees from investment banking	22,707	27,083	29,289	22,584	23,959	6.1	101,663
Asset management and portfolio service fees	58,343	61,212	63,767	62,294	62,981	1.1	245,616
Net gain on trading	120,467	88,391	87,725	146,302	71,887	(50.9)	442,885
Gain (loss) on private equity investments	359	(330)	(2,381)	1,483	553	(62.7)	(869)
Interest and dividends	134,392	141,612	161,445	148,226	169,590	14.4	585,675
Gain (loss) on investments in equity securities	62	3,060	4,532	(4,971)	2,092	—	2,683
Other	40,628	56,037	84,597	39,930	20,467	(48.7)	221,192

Total revenue	467,926	462,389	530,629	511,214	430,985	(15.7)	1,972,158
Interest expense	107,103	110,896	124,013	133,177	158,988	19.4	475,189

Net revenue	360,823	351,493	406,616	378,037	271,997	(28.1)	1,496,969

Non-interest expenses:
Compensation and benefits	136,249	122,035	131,372	140,985	127,700	(9.4)	530,641
Commissions and floor brokerage	23,775	25,242	25,252	25,599	20,935	(18.2)	99,868
Information processing and communications	44,569	47,263	49,049	43,900	40,961	(6.7)	184,781
Occupancy and related depreciation	17,056	17,209	16,805	16,825	16,376	(2.7)	67,895
Business development expenses	8,409	7,823	9,801	10,729	8,896	(17.1)	36,762
Other	53,322	48,882	53,584	93,076	43,486	(53.3)	248,864

Total non-interest expenses	283,380	268,454	285,863	331,114	258,354	(22.0)	1,168,811

Income before income taxes	77,443	83,039	120,753	46,923	13,643	(70.9)	328,158
Income tax expense	19,405	29,423	30,960	24,078	6,930	(71.2)	103,866

Net income	58,038	53,616	89,793	22,845	6,713	(70.6)	224,292

Less: Net income attributable to noncontrolling interests	1,182	1,766	1,831	170	1,490	776.5	4,949

Net income attributable to NHI shareholders	56,856	51,850	87,962	22,675	5,223	(77.0)	219,343

	Yen					% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	16.07	14.70	25.55	6.68	1.54	(76.9)	63.13

Diluted-
Net income attributable to NHI shareholders per share	15.77	14.45	25.12	6.56	1.50	(77.1)	61.88

(2)	Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018(A)	June 30, 2018(B)	(B-A)/(A)	March 31, 2018

Net revenue

Business segment information:
Retail	101,684	101,786	111,284	98,154	92,833	(5.4)	412,908
Asset Management	28,097	35,418	36,503	27,319	26,089	(4.5)	127,337
Wholesale	179,316	158,963	165,648	211,406	137,290	(35.1)	715,333

Subtotal	309,097	296,167	313,435	336,879	256,212	(23.9)	1,255,578
Other	51,707	52,610	89,023	46,153	13,738	(70.2)	239,493

Net revenue	360,804	348,777	402,458	383,032	269,950	(29.5)	1,495,071

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	19	2,716	4,158	(4,995)	2,047	—	1,898

Net revenue	360,823	351,493	406,616	378,037	271,997	(28.1)	1,496,969

Non-interest expenses

Business segment information:
Retail	76,792	76,239	79,997	76,743	72,909	(5.0)	309,771
Asset Management	14,527	14,950	15,671	16,019	15,806	(1.3)	61,167
Wholesale	153,963	141,980	151,602	167,200	144,714	(13.4)	614,745

Subtotal	245,282	233,169	247,270	259,962	233,429	(10.2)	985,683
Other	38,098	35,285	38,593	71,152	24,925	(65.0)	183,128

Non-interest expenses	283,380	268,454	285,863	331,114	258,354	(22.0)	1,168,811

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	283,380	268,454	285,863	331,114	258,354	(22.0)	1,168,811

Income (loss) before income taxes

Business segment information:
Retail	24,892	25,547	31,287	21,411	19,924	(6.9)	103,137
Asset Management	13,570	20,468	20,832	11,300	10,283	(9.0)	66,170
Wholesale	25,353	16,983	14,046	44,206	(7,424)	—	100,588

Subtotal	63,815	62,998	66,165	76,917	22,783	(70.4)	269,895
Other*	13,609	17,325	50,430	(24,999)	(11,187)	—	56,365

Income (loss) before income taxes	77,424	80,323	116,595	51,918	11,596	(77.7)	326,260

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	19	2,716	4,158	(4,995)	2,047	—	1,898

Income (loss) before income taxes	77,443	83,039	120,753	46,923	13,643	(70.9)	328,158

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2018
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018(A)	June 30, 2018(B)
Net gain (loss) related to economic hedging transactions	(654)	558	(8,019)	1,654	(13,807)	—	(6,461)
Realized gain (loss) on investments in equity securities held for operating purposes	43	344	374	24	45	87.5	785
Equity in earnings of affiliates	7,022	8,408	7,801	11,017	6,619	(39.9)	34,248
Corporate items	154	1,597	(3,386)	(40,249)	(2,482)	—	(41,884)
Other	7,044	6,418	53,660	2,555	(1,562)	—	69,677

Total	13,609	17,325	50,430	(24,999)	(11,187)	—	56,365

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2019_1q.pdf